          SUPPLEMENT TO THE OFFER TO PURCHASE DATED SEPTEMBER 10, 1996

                             RDS ACQUISITION INC.,
                          a Wholly Owned Subsidiary of

                               REVCO D.S., INC.,

           Has Increased the Price of Its Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
            (Including the Associated Common Stock Purchase Rights)

                                       of

                                  BIG B, INC.

                                       TO

                              $17.25 NET PER SHARE

-------------------------------------------------------------------------------
            THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M.,
NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 15, 1996, UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE THAT NUMBER OF SHARES OF COMMON STOCK (TOGETHER WITH THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS, THE "SHARES") OF BIG B, INC. (THE "COMPANY") THAT WOULD REPRESENT AT LEAST A MAJORITY OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE THE INTRODUCTION AND SECTIONS 1 AND 8 OF THIS SUPPLEMENT.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DULY ADOPTED THE MERGER AGREEMENT, INCLUDING THE PLAN OF MERGER CONTAINED THEREIN, APPROVED THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY, AND RECOMMENDED THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                                   IMPORTANT

    Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (i) complete and sign the Letter of Transmittal (or a copy thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such copy), or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 2 of the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase), and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or such copy) or deliver such Shares pursuant to the procedures for book-entry transfer set forth in Section 2 of the Offer to Purchase or (ii) request such shareholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such shareholder desires to tender such Shares.

    If a shareholder desires to tender Shares and such shareholder's certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender of Shares may be effected by following the procedures for guaranteed delivery set forth in Section 2 of the Offer to Purchase.

    Questions and requests for assistance may be directed to Salomon Brothers Inc, the Dealer Manager, or to D.F. King & Co., Inc., the Information Agent, at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other tender offer materials may be obtained from the Information Agent or the Dealer Manager or from brokers, dealers, commercial banks and trust companies, and will be furnished promptly at the Purchaser's expense.

                            ------------------------

                      The Dealer Manager for the Offer is:

                              SALOMON BROTHERS INC

                            ------------------------
OCTOBER 29, 1996

                               TABLE OF CONTENTS

Introduction.........................................................................    1
The Amended Offer....................................................................    2
   1. Amended Terms of the Offer; Expiration Date....................................    2
   2. Procedures for Tendering Shares................................................    3
   3. Price Range of the Shares; Dividends on the Shares.............................    4
   4. Certain Information Concerning the Company.....................................    5
   5. Certain Information Concerning the Purchaser and Parent........................   13
   6. Contacts and Transactions with the Company; Background of the Amended Offer....   14
   7. Purpose of the Offer and the Merger; The Operative Agreements..................   21
   8. Amended Conditions of the Offer................................................   33
   9. Shareholder Litigation.........................................................   35
  10. Miscellaneous..................................................................   35

TO THE HOLDERS OF COMMON STOCK (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS) OF THE COMPANY:

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase dated September 10, 1996, as amended and supplemented to the date hereof (the "Offer to Purchase"), of RDS Acquisition Inc., a Delaware corporation (the "Purchaser"), which is a wholly owned subsidiary of Revco D.S., Inc., a Delaware corporation ("Parent"). Pursuant to this Supplement, the Purchaser is now offering to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), of Big B, Inc., an Alabama corporation (the "Company"), together with the associated Common Stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of September 23, 1996, as amended (the "Rights Agreement"), between the Company and First National Bank of Boston, as Rights Agent (the Common Stock, together with the associated Rights, being collectively herein referred to, unless the context otherwise requires, as the "Shares"), at a price of $17.25 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement, and in the related Letter of Transmittal (which, together with any amendments or supplements from time to time hereto or thereto, collectively constitute the "Offer"). All references herein to the Rights shall include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement. See Section 4 of this Supplement.

     Except as otherwise set forth in this Supplement and in the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1 OF THIS SUPPLEMENT) THAT NUMBER OF SHARES (THE "MINIMUM NUMBER OF SHARES") THAT WOULD REPRESENT AT LEAST A MAJORITY OF THE FULLY DILUTED SHARES (AS DEFINED IN
SECTION 8 OF THIS SUPPLEMENT) (THE "MINIMUM TENDER CONDITION"). SUBJECT TO OBTAINING THE CONSENT OF THE COMPANY, THE PURCHASER RESERVES THE RIGHT, SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), TO WAIVE OR REDUCE THE MINIMUM TENDER CONDITION AND TO ELECT TO PURCHASE, PURSUANT TO THE OFFER, FEWER THAN THE MINIMUM NUMBER OF SHARES. SEE SECTIONS 1 AND 8 OF THIS SUPPLEMENT.

     Based on representations and warranties of the Company contained in the Merger Agreement (as defined below), as of October 24, 1996, (i) there were 18,757,034 Shares issued and outstanding, (ii) there were 86,500 Shares subject to outstanding options and (iii) the Company's 6.5% Convertible Subordinated Debentures Due 2003 (the "Convertible Debentures") were convertible into Shares at a price of $12.20 per Share, which represents 81.9672 Shares per $1,000 aggregate principal amount and an aggregate of not more than 3,299,180 Shares, subject to adjustment. Based on the foregoing, there are currently 22,142,714 Shares outstanding on a fully diluted basis, which means that the number of Shares needed to satisfy the Minimum Tender Condition is 11,071,358 Shares. However, the actual Minimum Number of Shares will depend on the facts as they exist on the date of purchase.

     THE OFFER IS NO LONGER SUBJECT TO THE RIGHTS CONDITION DESCRIBED IN THE OFFER TO PURCHASE. THE OFFER REMAINS SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS DESCRIBED HEREIN IN ADDITION TO THE MINIMUM TENDER CONDITION. SEE
SECTION 8 OF THIS SUPPLEMENT.

     The Purchaser is not offering to purchase the Convertible Debentures. However, in lieu of converting the Convertible Debentures in order to tender Shares, holders of Convertible Debentures may deliver certificates for Convertible Debentures that are convertible into the number of Shares being tendered. See Section 2 of the Offer to Purchase.

     Parent, the Purchaser and the Company have entered into an Agreement and Plan of Merger dated as of October 27, 1996 (the "Merger Agreement"), which provides for, among other things, (i) an increase in the price per Share to be paid pursuant to the Offer from $15 per Share to $17.25 per Share, net to the seller in cash, without interest thereon, (ii) the amendment of the conditions to the Offer to eliminate the Rights Condition, (iii) the amendment and restatement of certain other conditions to the Offer, including the Minimum Tender Condition, as set forth in their entirety in Section 8 of this Supplement and (iv) the merger of the Purchaser or another subsidiary of Parent with the Company (the "Merger") following the purchase of Shares pursuant to the Offer. In the Merger, each Share (other than Shares held in treasury of the Company, Shares owned by Parent, the Purchaser or any other subsidiary of Parent or Shares held by shareholders who properly exercise their dissenters' rights under Alabama law) will be converted into the right to receive $17.25 per Share in cash, without interest thereon.

     In addition, the Purchaser has entered into a Support Agreement dated as of October 27, 1996 (the "Support Agreement") with certain holders of Shares who are executive officers and directors of the Company and certain related entities (the "Shareholders"). Pursuant to the Support Agreement, the Shareholders, who own in the aggregate not less than 1,187,486 Shares (representing approximately 6.3% of the outstanding Shares), have agreed, among other things, to vote all Shares then beneficially owned by them in favor of the Merger, if a shareholder vote is required to approve the Merger. Because of restrictions imposed by
Section 16 of the Exchange Act, a number of shareholders have informed Parent that they do not expect to tender their Shares pursuant to the Offer. See
Section 7 of this Supplement.

     The Merger Agreement and the Support Agreement, together, are referred to in this Supplement as the "Operative Agreements."

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DULY ADOPTED THE MERGER AGREEMENT, INCLUDING THE PLAN OF MERGER CONTAINED THEREIN, APPROVED THE OFFER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY AND RECOMMENDED THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey") has delivered to the Board of Directors of the Company its opinion that, as of October 27, 1996, the proposed cash consideration to be received by the holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger is, taken as a whole, fair to such holders from a financial point of view.

     THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, COPIES OF WHICH MAY BE OBTAINED AT THE PURCHASER'S EXPENSE IN THE MANNER SET FORTH ON THE BACK COVER OF THIS SUPPLEMENT. THE OFFER TO PURCHASE AND THIS SUPPLEMENT CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                               THE AMENDED OFFER

1. AMENDED TERMS OF THE OFFER; EXPIRATION DATE

     The price per Share to be paid pursuant to the Offer has been increased from $15 to $17.25 per Share, net to the seller in cash, without interest thereon. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will promptly after the Expiration Date accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 of the Offer to Purchase. The term "Expiration Date" means 9:00 A.M., New York City time, on Friday, November 15, 1996, unless and until the Purchaser, in accordance with the Merger Agreement, extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, expires. All shareholders whose Shares are accepted for payment pursuant to the Offer will receive the increased Offer Price in respect of each Share so accepted. All references to the Offer and the Offer Price in the Offer to Purchase, this Supplement and any letter of transmittal are deemed to refer to the Offer as amended as described above and the foregoing increased Offer Price, respectively.

     THE OFFER IS CONDITIONED UPON SATISFACTION OF THE MINIMUM TENDER CONDITION AND THE OTHER CONDITIONS SET FORTH IN SECTION 8 OF THIS SUPPLEMENT.

     Subject to the applicable rules and regulations of the Commission and the provisions of the Merger Agreement, the Purchaser reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events or facts set forth in Section 8 of this Supplement shall have occurred, to (a) extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary and (b) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares as provided in Section 3 of the Offer to Purchase. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN PAYMENT FOR TENDERED SHARES.

2. PROCEDURES FOR TENDERING SHARES

     Procedures for tendering Shares (including by holders of Convertible Debentures (as defined below)) are set forth in Section 2 of the Offer to Purchase, as amended and supplemented hereby.

     Tendering shareholders may continue to use the original BLUE Letter of Transmittal and the original GREY Notice of Guaranteed Delivery previously circulated with the Offer to Purchase or may use the revised PINK Letter of Transmittal and the revised BLUE Notice of Guaranteed Delivery circulated with this Supplement. Although the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, shareholders using such document to tender their Shares will nevertheless receive the increased Offer price of $17.25 per Share for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the conditions of the Offer.

     In the Merger Agreement, the Company represented, among other things, that it has taken or will take all necessary action to (i) render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Operative Agreements, and (ii) ensure that a Distribution Date (as defined in Section 4 of this Supplement) does not occur by reason of the announcement or consummation of the Offer, the Merger or any of the other transactions contemplated by the Operative Agreements. Accordingly, Rights will continue to be evidenced by the certificates for Shares. Unless separate certificates for Rights are issued, a tender of Shares will also constitute a tender of the associated Rights.

     SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN THEIR SHARES PURSUANT TO THE OFFER ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION, EXCEPT AS MAY BE REQUIRED BY THE PROCEDURE FOR GUARANTEED DELIVERY IF SUCH PROCEDURE WAS UTILIZED. IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY THE PURCHASER PURSUANT TO THE OFFER, SUCH SHAREHOLDERS WILL RECEIVE, SUBJECT TO THE CONDITIONS OF THE OFFER, THE INCREASED OFFER PRICE OF $17.25 PER SHARE, WITHOUT INTEREST THEREON, LESS ANY APPLICABLE WITHHOLDING TAXES.

     SEE SECTION 3 OF THE OFFER TO PURCHASE FOR THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE OFFER.

3. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

     The Shares are included in the Nasdaq National Market and are traded under the symbol BIGB. The following table sets forth, for each of the periods indicated, the high and low sales quotations per Share as reported by the Nasdaq National Market and the Dow Jones News Retrieval Service and the dividends paid on the Shares as set forth in the Company 10-K and the Company 10-Q.

                                                                        SALES
                                                                      QUOTATION
                                                                    -------------
                           FISCAL YEAR                              HIGH      LOW      DIVIDENDS
------------------------------------------------------------------  ----      ---      ---------
1995
  Quarter ended May 7, 1994.......................................  $ 12 1/2  $ 9 7/8    $0.04
  Quarter ended July 30, 1994.....................................  $ 12 1/8  $10 5/8    $0.04
  Quarter ended October 22, 1994..................................  $ 12 1/8  $10 3/8    $0.04
  Quarter ended January 28, 1995..................................  $ 14 1/2  $11 1/2    $0.04
1996
  Quarter ended May 8, 1995.......................................  $ 15 1/4  $13        $0.04
  Quarter ended July 29, 1995.....................................  $ 15 1/8  $13 3/4    $0.05
  Quarter ended October 26, 1995..................................  $ 16 1/8  $14 1/4    $0.05
  Quarter ended February 3, 1996..................................  $ 14 3/4  $ 7 1/2    $0.05
1997
  Quarter ended May 11, 1996......................................  $ 11 7/8  $ 9 1/4    $0.05
  Quarter ended August 3, 1996....................................  $ 11 1/2  $ 7 7/8    $0.05
  Quarter ending November 2 (through October 28, 1996)............  $ 17 1/4  $ 9 7/8    $0.05

     On September 6, 1996, the last full trading day before the first public announcement of the Purchaser's intention to make the Offer, the last reported sale price of the Shares on the Nasdaq National Market was $12 5/8 per Share. On September 9, 1996, the last full trading day before the commencement of the Offer, the last reported sale price of the Shares on the Nasdaq National Market was $15 7/8 per Share. The average closing price for Shares for the 90-calendar day period ended September 6, 1996 was $9.61. On October 25, 1996, the last full trading day before the first public announcement of the execution of the Merger Agreement, the last reported sale price of the Shares on the Nasdaq National Market was $16 9/16 per Share. Shareholders are urged to obtain current market quotations for the Shares.

4. CERTAIN INFORMATION CONCERNING THE COMPANY.

     The Company is an Alabama corporation with its principal offices at 2600 Morgan Road, S.E., Bessemer, Alabama 35023. According to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 1996 (the "Company 10-K") filed with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's principal line of business is operating a chain of drug stores in five states in the southeastern United States.

     Set forth below is certain supplemental selected consolidated financial information with respect to the Company and its subsidiaries excerpted from the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended August 3, 1996 (the "Company 10-Q") filed with the Commission under the Exchange Act and in the Company 10-K filed with the Commission under the Exchange Act. More comprehensive financial information is included in the Offer to Purchase, the Company 10-K, the Company 10-Q and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to the Company 10-K, the Company 10-Q and such other documents and all the financial information (including any related notes) contained therein. Additional information with respect to the Company and its position with respect to the Offer is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9"), filed by the Company with the Commission under the Exchange Act. The Company 10-K, the Company 10-Q, the Schedule 14D-9 and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth in Section 8 of the Offer to Purchase under "Available Information", except that the Schedule 14D-9 will not be available at the regional offices of the Commission.

                                  BIG B, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                FISCAL SIX MONTHS
                                                 FISCAL YEAR ENDED                    ENDED
                                        ------------------------------------   --------------------
                                        FEBRUARY 3,  JANUARY 28,  JANUARY 29,   AUGUST 3,   JULY 29,
                                           1996         1995         1994        1996        1995
                                        ----------   ----------   ----------   ---------   --------
                                        (53 WEEKS)   (52 WEEKS)   (52 WEEKS)        (UNAUDITED)
SUMMARY OF EARNINGS DATA:
  Net sales............................  $737,146     $668,205     $595,712    $ 381,987   $354,742
  Cost of products sold................   521,186      460,925      412,560      269,611    247,115
  Income before taxes..................     4,724       23,775       18,434        5,311     12,877
  Net income...........................     2,624       15,097       11,752        3,336      8,047
NET INCOME PER COMMON SHARE:
  Primary..............................  $   0.15     $   0.97     $   0.76    $    0.18   $   0.47
  Fully diluted........................  $   0.15     $   0.89     $   0.72    $    0.18   $   0.44
BALANCE SHEET DATA: (1)
  Total current assets.................  $214,456     $199,762                 $ 223,853
  Total assets.........................   298,836      273,492                   306,519
  Total current liabilities............    68,452       79,092                    77,251
  Total liabilities....................   153,588      166,759                   158,899
  Total stockholders' equity...........  $145,248     $106,733                 $ 147,620

---------------

(1) At period end.

Certain Company Financial Projections

     During the course of inviting parties, including Parent, to express an interest in acquiring the Company, the Company made available certain information to Parent, including historical and projected financial information. Such information, which the Company indicated it was making available to other interested parties, included, among other things, five-year financial projections prepared by the Company, portions of which are set forth on the following pages.

                                  BIG B, INC.

                              COMPANY PROJECTIONS

                                 (IN THOUSANDS)

                                                                          PROJECTED FISCAL YEARS
                                                 ------------------------------------------------------------------------
               INCOME STATEMENT                     1997          1998           1999            2000            2001
----------------------------------------------   ----------    ----------    ------------    ------------    ------------
Net Sales.....................................   $794,697.0    $890,000.0    $1,000,000.0    $1,123,595.5    $1,262,466.9
Cost of Sales.................................    560,261.0     627,450.0       705,000.0       792,134.8       890,039.1
                                                 ----------    ----------     -----------     -----------     -----------
  Gross Profit................................    234,436.0     262,550.0       295,000.0       331,460.7       372,427.7
Selling & Administrative Expenses.............    207,910.0     232,225.0       259,159.0       289,550.6       323,444.0
Add Back: Depreciation and Existing
  Amortization................................    (12,544.0)    (13,819.0)      (15,201.0)      (17,079.8)      (19,190.8)
                                                 ----------    ----------     -----------     -----------     -----------
  EBITDA......................................     39,070.0      44,144.0        51,042.0        58,989.9        68,174.5
Depreciation and Existing Amortization........     12,544.0      13,819.0        15,201.0        17,079.8        19,190.8
Goodwill Amortization (30 Years)..............          0.0           0.0             0.0             0.0             0.0
Amortization of Transaction Costs (5 Years)...          0.0           0.0             0.0             0.0             0.0
                                                 ----------    ----------     -----------     -----------     -----------
  EBIT........................................     26,526.0      30,325.0        35,841.0        41,910.1        48,983.3
Interest Expense:
Existing Long-Term Debt and Capital Leases....      4,915.6       1,386.2           666.1           624.4           604.5
  Other Interests Expenses (Income)...........       (606.9)       (965.4)       (1,177.1)       (2,266.2)       (3,323.6)
                                                 ----------    ----------     -----------     -----------     -----------
    Net Cash Interest Expense.................      4,308.7         420.8          (511.1)       (1,641.7)       (2,719.1)
Other Non-Operating Expense (Inc.)............          0.0           0.0             0.0             0.0             0.0
                                                 ----------    ----------     -----------     -----------     -----------
    Income Before Income Taxes................     22,217.3      29,904.2        36,352.1        43,551.8        51,702.8
Income Taxes..................................      8,176.0      11,004.7        13,377.6        16,027.1        19,026.6
Cumulative Effect of Accounting Charges &
  Minority Interests..........................          0.0           0.0             0.0             0.0             0.0
Preferred Dividend............................          0.0           0.0             0.0             0.0             0.0
                                                 ----------    ----------     -----------     -----------     -----------
Net Income Available to Common................   $ 14,041.3    $ 18,899.5    $   22,974.5    $   27,524.8    $   32,676.2
                                                 ==========    ==========     ===========     ===========     ===========

                                  BIG B, INC.

                              COMPANY PROJECTIONS

                                 (IN THOUSANDS)

                                                                            PROJECTED FISCAL YEARS
                                                      ------------------------------------------------------------------
                 BALANCE STATEMENT                       1997          1998          1999          2000          2001
---------------------------------------------------   ----------    ----------    ----------    ----------    ----------
Cash and Equivalents...............................   $ 23,785.8    $ 14,831.3    $ 32,253.9    $ 58,392.2    $ 74,551.5
Notes and Accounts Receivable, Net.................     22,251.5      24,030.0      26,000.0      28,089.9      31,561.7
Inventories........................................    173,680.9     181,960.5     190,350.0     198,033.7     222,509.8
Other Current Assets...............................     11,443.6      12,816.0      14,400 0      16,179.8      18,179.5
                                                      ----------    ----------    ----------    ----------    ----------
  Total Current Assets.............................    231,161.8     233,637.8     263,003.9     300,695.5     346,802.4
Fixed Assets.......................................    135,822.0     150,822.0     165,822.0     180,822.0     195,822.0
Less: Accumulated Depreciation.....................     60,391.0      74,210.0      89,411.0     106,490.8     125,681.5
                                                      ----------    ----------    ----------    ----------    ----------
  Net Fixed Assets.................................     75,431.0      76,612.0      76,411.0      74,331.2      70,140.5
Other Assets.......................................      8,155.0       8,155.0       8,155.0    $  8,155.0    $  8,155.0
                                                      ----------    ----------    ----------    ----------    ----------
  TOTAL ASSETS.....................................   $314,747.8    $318,404.8    $347,569.9    $383,181.8    $425,097.9
                                                      ==========    ==========    ==========    ==========    ==========
Accounts Payable...................................   $ 52,664.9    $ 59,607.8    $ 66,975.0    $ 76,044.9    $ 85,443.8
Accrued Expenses...................................     17,244.9      19,313.0      21,700.0      24,382.0      27,395.5
Income Taxes Payable...............................          0.0           0.0           0.0           0.0           0.0
Other Current Liabilities..........................          0.0           0.0           0.0           0.0           0.0
                                                      ----------    ----------    ----------    ----------    ----------
  Total Current Liabilities........................     69,909.5      78,920.8      88,675.0     100,427.0     112,839.3
Existing Long-Term Debt and Capital Leases.........     32,072.0      10,581.0       9,913.0       9,300.0       9,300.0
                                                      ----------    ----------    ----------    ----------    ----------
Total Long-Term Debt and Capital Leases............     32,072.0      10,581.0       9,913.0       9,300.0       9,300.0
Deferred Liabilities...............................     10,569.5      11,837.0      13,300.0      14,943.8      16,790.8
Other Liabilities..................................      6,357.6       7,120.0       8,000.0       8,988.8      10,099.7
Stockholders' Equity:
  Common Stock and Paid in Capital.................    114,895.0     114,895.0     114,895.0     114,895.0     114,895.0
  Retained Earnings................................     80,944.3      95,051.0     112,786.9     134,627.2     161,173.1
  Treasury Stock...................................          0.0           0.0           0.0           0.0           0.0
                                                      ----------    ----------    ----------    ----------    ----------
Total Stockholders' Equity.........................    195,839.3     209,946.0     227,681.9     249,522.2     276,068.1
                                                      ----------    ----------    ----------    ----------    ----------
TOTAL LIABILITIES & EQUITY.........................   $314,747.8    $318,404.8    $347,569.9    $383,181.8    $425,097.9
                                                      ==========    ==========    ==========    ==========    ==========

                                  BIG B, INC.

                              COMPANY PROJECTIONS

                                 (IN THOUSANDS)

                                                                            PROJECTED FISCAL YEARS
                                                      ------------------------------------------------------------------
                CASH FLOW STATEMENT                      1997          1998          1999          2000          2001
---------------------------------------------------   ----------    ----------    ----------    ----------    ----------
CASH FLOWS FROM OPERATIONS
Net Income Available to Common.....................   $ 14,041.3    $ 18,899.5    $ 22,974.5    $ 27,524.8    $ 32,676.2
Adjustments to Reconcile Net Income to Net Cash
  Provided by (Used for) Operating Activities:
  Deferred Liability...............................      3,620.5       1,267.5       1,463.0       1,643.8       1,847.0
  Change in Other Liabilities......................      1,341.6         762.4         880.0         988.8       1,111.0
  Depreciation and Existing Amortization...........     12,544.0      13,819.0      15,201.0      17,079.8      19,190.8
                                                      ----------    ----------    ----------    ----------    ----------
    Reconciliation Sub Total.......................     17,506.0      15,849.0      17,544.0      19,712.4      22,148.7
    Change in Current Assets Except Cash...........      6,588.9     (11,430.4)    (11,943.5)    (11,553.4)    (29,947.6)
    Change in Current Liabilities Except Debt......      7,214.5       9,011.3       9,754.5      11,752.0      12,412.3
                                                      ----------    ----------    ----------    ----------    ----------
  Net Source (Use) of Cash Provided by Working
    Capital........................................     13,803.4      (2,419.1)     (2,189.3)        198.6     (17,535.3)
                                                      ----------    ----------    ----------    ----------    ----------
Net Cash Provided by Operations....................   $ 45,350.8    $ 32,329.3    $ 38,329.3    $ 47,435.7    $ 37,289.6
                                                      ----------    ----------    ----------    ----------    ----------
CASH FLOW FROM INVESTING ACTIVITIES
  Acquisition of Property and Equipment............    (11,750.0)    (15,000.0)    (15,000.0)    (15,000.0)    (15,000.0)
                                                      ----------    ----------    ----------    ----------    ----------
Net Cash Used for Investments......................   $(11,750.0)   $(15,000.0)   $(15,000.0)   $(15,000.0)   $(15,000.0)
                                                      ----------    ----------    ----------    ----------    ----------
CASH FLOW FROM FINANCING ACTIVITIES
  Net Borrowings (Repayments) Under Existing Debt..     (6,606.0)    (21,491.0)       (688.0)       (613.0)          0.0
  Payment of Dividends.............................     (3,700.0)     (4,792.8)     (5,238.6)     (5,684.5)     (6,310.3)
                                                      ----------    ----------    ----------    ----------    ----------
Net Cash Used for Financing........................   $(10,306.0)   $(26,283.5)   $ (5,906.0)   $ (6,297.5)   $ (6,130.3)
                                                      ----------    ----------    ----------    ----------    ----------
Total Net Cash Provided (Used).....................   $ 23,294.8    $ (8,954.5)   $ 17,422.6    $ 26,138.3    $ 16,159.3
Beginning Cash Balance.............................   $    491.0    $ 23,785.8    $ 14,831.3    $ 32,253.9    $ 58,392.2
                                                      ----------    ----------    ----------    ----------    ----------
ENDING CASH BALANCE................................   $ 23,785.8    $ 14,831.3    $ 32,253.9    $ 58,392.2    $ 74,551.5
                                                      ==========    ==========    ==========    ==========    ==========

     Parent was advised that the foregoing projections represent the Company's management's outlook for the balance of fiscal year 1997 and for the full fiscal years 1998-2001 and that the following information represents certain important information and assumptions underlying the projections.

                                               ACTUAL                                   PROJECTED
                                         -------------------     -------------------------------------------------------
                                          1995        1996        1997        1998        1999        2000        2001
                                         -------     -------     -------     -------     -------     -------     -------
INCOME STATEMENT DATA:
  Same store sales growth............        7.1%        5.5%        5.0%        6.0%        7.0%        6.0%        6.0%
  Gross margin.......................       29.3%       27.5%       29.5%       29.5%       29.5%       29.5%       29.5%
  EBITDA margin......................        6.1%        3.1%        4.9%        5.0%        5.1%        5.3%        5.4%
BALANCE SHEET DATA:
  Inventory turn rate................        3.7         3.0         3.2         3.4         3.7         4.0         4.0
  Days in payables...................       43.3        33.8        34.3        34.7        34.7        35.0        35.0
CASH FLOW STATEMENT DATA:
  Capital expenditures...............    $22,685     $21,896     $11,750     $15,000     $15,000     $15,000     $15,000
  (in thousands)
STORE DATA:
  Store openings.....................         13          17          25          30          35          40          45
  Total stores in operation..........        367         384         409         439         474         514         559

     Parent was advised that the foregoing forecasts assume that the Convertible Debentures are converted into Shares at the end of the current fiscal year.

     The Company does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Supplement only because the information was provided to Parent. The Company projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Company's internal operating projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revisions based on actual experience and business developments. The projections were based on a number of assumptions, certain of which are described above, that are beyond the control of the Company, the Purchaser or Parent or their respective financial advisors, including economic forecasting (both general and specific to the Company's business) that is inherently uncertain and subjective. None of the Company, the Purchaser or Parent or their respective financial advisors assumes any responsibility for the accuracy of any of the projections. The inclusion of the foregoing projections should not be regarded as an indication that the Company, the Purchaser, Parent or any other person who received such information considers it an accurate prediction of future events. Neither the Company nor Parent intends to update, revise or correct such projections if they become inaccurate (even in the short term).

Shareholder Rights Plan

     According to information disclosed by the Company in the Schedule 14D-9, on September 20, 1996, the Board of Directors of the Company adopted the Rights Agreement. Pursuant to the Rights Agreement, the Rights were distributed as a dividend at the rate of one Right for each Share held by shareholders of record as of the close of business on October 3, 1996. Each Right entitles the registered holder to purchase from the Company one Share at a purchase price of $40.00 per Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     On October 27, 1996, the Board of Directors met and unanimously duly adopted the Merger Agreement, including the Plan of Merger contained therein, approved the Offer, determined that the Offer and the Merger are fair to and in the best interests of the shareholders of the Company and recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The Company has also represented, among other things, that (a) the Offer Price and the other terms of the Offer have been determined by a majority of the members of the Board of Directors of the Company who are not officers of the Company and who are not representatives, nominees, Affiliates or Associates of an Acquiring Person (each as defined in the Rights Agreement), after receiving advice from one or more investment banking firms, to be (x) at a price which is fair to shareholders (taking into account all factors that such members of the Board of Directors of the Company deem relevant including prices that could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value) and (y) otherwise in the best interests of the Company and its shareholders, and such determination remains in full force and effect and (b) it has taken or will take all necessary action to (i) render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Operative Agreements, and
(ii) ensure that a Distribution Date (as defined below) does not occur by reason of the announcement or consummation of the Offer, the Merger or any of the other transactions contemplated by the Operative Agreements.

     A copy of the Rights Agreement as originally executed on September 20, 1996, and the amendment thereto dated as of October 27, 1996, have been or will be filed by the Company as exhibits to the Schedule 14D-9. The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

     The Rights are currently attached to all Certificates representing Shares, and no separate Rights Certificate have been distributed. The Rights will separate from Shares and a distribution date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Shares (the "Stock Acquisition Date") or (ii) such date as the Board of Directors of the Company shall determine during the pendency of a tender or exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding Shares (the earlier of (i) and (ii), the "Distribution Date"). The foregoing notwithstanding, the definition of "Acquiring Person" does not include any member of the Bruno family (consisting of Anthony J. Bruno, Vincent J. Bruno, James A. Bruno and any of their siblings, lineal descendants, lineal descendants of such siblings, any of their respective spouses, or any trust established for any of their benefit) who might otherwise be an Acquiring Person by reason of any deemed beneficial ownership arising from arrangements that may be entered into among members of such family. The amendment dated as of October 27, 1996 to the Rights Agreement exempted Parent and the Purchaser from the definition of "Acquiring Person" to the extent of (i) any acquisition of Shares arising by virtue of the Support Agreement and (ii) any acquisitions of Shares pursuant to the Offer. Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Shares and will be transferred with and only with such certificates for Shares, (ii) new certificates for Shares will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for outstanding Shares will also constitute the transfer of the Rights associated with the Shares represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire, unless earlier redeemed by the Company as described below, at the close of business on the earlier of (i) June 30, 1997 or (ii) the consummation date of a transaction (including the Merger) pursuant to which the Company merges or consolidates with another entity, which transaction shall have been approved by the Board of Directors of the Company if at the time of such approval the Board of Directors of the Company then includes one or more "Continuing Directors" and a majority of such Continuing Directors shall have joined in such approval.

     The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board of Directors of the Company prior to the date of the Rights Agreement and any person who is subsequently elected to the Board of Directors of the Company if such person is recommended or approved by a majority of the Continuing Directors, but such term does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

     In the event that an Acquiring Person becomes the beneficial owner of 10% or more of the then outstanding Shares (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding Shares at a price determined by a majority of the independent directors of the Company who are not representatives, nominees, affiliates or associates of an Acquiring Person to be fair and otherwise in the best interest of the Company and its shareholders), each holder of a Right will thereafter have the right to receive, upon exercise, Shares (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the Exercise Price of the Right. The "Exercise Price" is the Purchase Price times the number of Shares associated with each Right (currently, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-In Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-In Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that, following the Stock Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation (other than a merger that follows a tender offer determined to be fair to the shareholders of the Company, as described in the preceding paragraph); (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Shares are changed or exchanged (other than a merger that follows a tender offer determined to be fair to the shareholders of the Company, as described in the preceding paragraph); or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring corporation having a value equal to two times the Exercise Price of the Right.

     The Purchase Price payable, and the number of Shares or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Shares, (ii) if holders of the Shares are granted certain rights or warrants to subscribe for Shares, or
(iii) upon the distribution to holders of the Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Shares on the last trading date prior to the date of exercise.

     At any time until 10 days following the Stock Acquisition Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

     The Board of Directors of the Company has the right to redeem all or a portion of the Rights following the occurrence of a Flip-In Event by exchanging Shares for outstanding Rights at a ratio of one to one. Upon exercise of the exchange feature, Rights held by all shareholders will be exchanged (on a pro rata basis if less than all the Rights are to be exchanged), other than those held by an Acquiring Person, which in accordance with the terms of the plan would have become null and void.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Shares (or other consideration) of the Company as set forth above.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

5. CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT

     Set forth below is certain selected consolidated financial information with respect to Parent and its subsidiaries excerpted from the information contained in Parent's 1996 Annual Report on Form 10-K (the "Parent 10-K") filed with the Commission under the Exchange Act, Parent's 1996 Annual Report to Stockholders (the "Parent Annual Report") and Parent's Quarterly Report on Form 10-Q for the period ending August 21, 1996 (the "Parent 10-Q"). More comprehensive financial information is included in the Parent 10-Q, the Parent 10-K, the Parent Annual Report and other documents filed by Parent with the Commission, and the following summary is qualified in its entirety by reference to the Parent 10-Q, the Parent 10-K, the Parent Annual Report and such other documents and all the financial information (including any related notes) contained therein. The Parent 10-Q, the Parent 10-K, the Parent Annual Report and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth in Section 9 of the Offer to Purchase under "Available Information."

                                REVCO D.S., INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                 FISCAL YEAR ENDED              FISCAL QUARTER ENDED
                                         ----------------------------------     ---------------------
                                          JUNE 1      JUNE 3,      MAY 28,      AUG. 24,     AUG. 25,
                                           1996         1995         1994         1996         1995
                                         --------     --------     --------     --------     --------
SUMMARY OF EARNINGS DATA:
  Net sales..........................    $5,087.7     $4,431.9     $2,504.0     $1,179.6     $1,076.7
  Operating profit...................       206.2        175.7        100.5         37.9         31.0
  Net income.........................        76.2         58.3         38.7         14.4          8.4
  Net income per share of common
     stock...........................    $   1.14     $   0.91     $   0.77     $   0.21     $   0.13
BALANCE SHEET DATA:(1)
  Total current assets...............    $1,116.8     $1,089.0                  $1,148.7
  Total assets.......................     2,133.5      2,149.8                   2,151.2
  Total current liabilities..........       703.5        689.5                     697.5
  Total liabilities..................     1,264.9      1,376.7                   1,277.0
  Total stockholder's equity.........    $  868.6     $  773.1                  $  874.2

---------------

(1) At period end.

6. CONTACTS AND TRANSACTIONS WITH THE COMPANY; BACKGROUND OF THE AMENDED OFFER

     On September 10, 1996, the Purchaser commenced a tender offer to purchase all outstanding Shares at $15 per Share in cash, as set forth in the Offer to Purchase. Certain contacts with the Company prior to September 10, 1996 are described in Section 11 of the Offer to Purchase.

     On September 13, 1996, the Purchaser delivered a demand (the "Demand") to inspect the securityholder lists and related corporate records of the Company pursuant to Section 16.02 of the Alabama Business Corporation Act (the "ABCA"). On September 17, 1996, the Company filed a complaint in Circuit Court of Jefferson County, Alabama, Bessemer Division (the "State Court"), seeking clarification of the Demand and a temporary restraining order and temporary and permanent injunctions preventing the Purchaser from enforcing a portion of the Demand. On September 18, 1996, the Purchaser filed a notice of removal removing the matter before the State Court to the United States District Court in the Northern District of Alabama (the "Federal Court"). After discussions between representatives of the Purchaser and the Company, the Purchaser modified the Demand and the Company agreed to comply with the Demand, as modified.

     On September 23, 1996, Anthony J. Bruno, Chairman and Chief Executive Officer of the Company, sent to D. Dwayne Hoven, President and Chief Executive Officer of Parent, the following letter together with a proposed form of confidentiality agreement:

                                                              September 23, 1996

     Mr. D. Dwayne Hoven
     President and Chief Executive Officer
     Revco D.S., Inc.
     1925 Enterprise Parkway
     Twinsburg, Ohio 44087

     Dear Dwayne:

          The Board of Directors of Big B, Inc. has carefully considered the terms and conditions of Revco's pending tender offer for Big B common stock and the proposed subsequent merger of

     Big B with a subsidiary of Revco. On behalf of the Board of Directors, I wish to advise you that the Board of Directors has unanimously determined that Revco's pending tender offer and related merger, as was the case with Revco's previous acquisition proposal, is not in the best interests of Big B's shareholders.

          The foregoing conclusion is based on the Board of Director's determination that the per share consideration in Revco's tender offer and proposed merger of $15.00 in cash is inadequate.

          The Board of Directors has authorized Big B's management, with the assistance of its financial and legal advisors, to actively explore alternatives to maximizing Big B shareholder value. We have already received inquiries from other interested parties. The Board of Directors has authorized Big B's management to provide confidential information concerning Big B's business and operations to any interested party, including Revco, who enters into a Confidentiality Agreement which is acceptable to us. In addition, in order to allow sufficient time to develop and consider possible alternatives, the Board has directed Big B's management to implement a Shareholder Rights Plan. Although the Board of Directors has made no decision to sell the Company, the Board will give careful consideration to any acquisition proposal that appropriately reflects Big B's intrinsic value.

          We note that Revco has indicated in its Offer to Purchase that it "intends to seek to negotiate with" Big B. If this remains the case, we invite you to enter into a Confidentiality Agreement with us. In such circumstances, we would be happy to meet with you, to make our advisors available to you and to provide you access to our confidential financial information. For your convenience, we have enclosed a form of Confidentiality Agreement which is acceptable to us and which we will propose be executed by all interested parties.

                                            Very truly yours,

                                            /s/  Anthony J. Bruno

                                            Anthony J. Bruno
                                            Chairman of the Board and
                                            Chief Executive Officer

     On September 23, 1996, the Company filed a complaint in an action entitled Big B, Inc. v. Revco D.S., Inc. and RDS Acquisition Inc. in the State Court (the "Rights Action") requesting the State Court to declare the Company's shareholder rights plan valid and lawful and to enjoin temporarily, preliminarily and permanently the Purchaser and all others acting in concert with it from bringing any action attacking the Company's shareholder rights plan or the adoption by the Company of the Company's shareholder rights plan. On September 23, 1996, the Purchaser filed a notice of removal removing the Rights Action from the State Court to the Federal Court.

     On September 27, 1996, Mr. Hoven sent to Mr. Bruno the following letter:

                                                              September 27, 1996

     Mr. Anthony J. Bruno
     Chairman of the Board and
     Chief Executive Officer
     Big B, Inc.
     2600 Morgan Road, S.E.
     Bessemer, AL 35023

     Dear Anthony:

     We have reviewed the proposed form of confidentiality agreement that you sent us, and we have proposed changes in your form of agreement. Unfortunately, it appears that Big B has not been willing to negotiate any meaningful changes in its terms, which we believe are seriously detrimental to Revco and to Big B's shareholders.

     We are willing to negotiate a reasonable confidentiality agreement that will allow us access to confidential information available to other bidders to ensure that your shareholders receive the highest value for their shares. However, we have a number of serious problems with the form of confidentiality agreement you provided us:

        - Your proposed agreement and poison pill would prohibit your shareholders from accepting our offer or any other offer not approved by your Board at least until January 31, 1997. Indeed, we or any other party could be prohibited from consummating an offer until June 30 of next year due to the poison pill. We cannot conceive of any reason why you need as much as four months (or even longer) to determine whether an offer superior to our $15 offer is available to your shareholders. We are willing to agree to delay consummating our offer for a reasonable period of time that will permit you to solicit competing bids, but we do not believe the substantial delay you envision is justified.

        - Your proposed form of agreement would require us to give up all our rights as a shareholder to challenge the validity of your poison pill even though you have yourself instituted litigation against us on that very subject.

        - Your proposed agreement would prohibit us from soliciting your shareholders to determine whether they wish to eliminate your poison pill in order to accept our offer or any other offer at least until January 31, 1997. In fact, your proposed agreement does not require you to remove your poison pill and does not prevent you from interposing other obstacles to our offer once a reasonable period to solicit bids has elapsed.

        - Your proposed agreement does not obligate you to provide Revco with equal access to confidential information with other parties and an equal opportunity to bid.

     We were disappointed that your Board of Directors chose to adopt a poison pill that interferes with the rights of your shareholders to accept an offer from Revco or any other party. If your Board believes that our $15 cash offer is inadequate, we would have much preferred to engage in meaningful negotiations with you to determine whether an agreement for a mutually acceptable transaction could be reached. We are still willing to discuss our offer with you and are prepared to meet at any time and place with you and your advisors.

     On September 25, 1996, the Hart-Scott-Rodino waiting period applicable to our offer expired. The only obstacle to your shareholders now accepting our offer is your poison pill. The fact is that the only real offer to acquire Big B has been made by Revco, and there is no assurance that any other party will make an offer. Even if another party is willing to make an offer to acquire Big B, there is no assurance that that offer can be consummated or will not be substantially delayed for antitrust or other reasons.

     Your Board of Directors should allow your shareholders to decide on their own whether they wish to accept our offer. If any other party is prepared to make a superior offer that can be consummated, they do not need four months (or even longer) to do so.

     Enclosed for your information is the form of confidentiality agreement that we would be willing to sign. We hope you will reconsider your position against negotiating an agreement on this basis.

     We look forward to hearing from you and discussing a mutually acceptable agreement that will result in the best, most expeditious transaction for your shareholders.

                                            Sincerely,

                                            /s/ D. Dwayne Hoven

                                            D. Dwayne Hoven

A copy of a revised form of confidentiality agreement incorporating Parent's proposed changes was enclosed with the above letter.

     On September 30, 1996, the Purchaser and Parent filed with the Federal Court (i) an answer and counterclaims in response to the Rights Action seeking declaratory and injunctive relief and (ii) a motion for a preliminary injunction and expedited hearing seeking to enjoin, among other things, the operation and enforcement of the Rights Agreement and an order compelling the Company to redeem the Rights to be issued pursuant to the Rights Agreement.

     On October 1, 1996, Mr. Bruno sent Mr. Hoven the following letter:

                                                                 October 1, 1996

     Mr. Dwayne Hoven
     President and Chief Executive Officer
     Revco D.S., Inc.
     1925 Enterprise Parkway
     Twinsburg, Ohio 44087

     Dear Dwayne:

          I am writing in response to your letter to me of September 27, 1996 with which you included your proposed revisions to the confidentiality agreement that I sent you on September 23, 1996.

          As you know, one of Big B's objectives in the process that we have undertaken is to promote the interests of Big B's shareholders by seeking through confidentiality agreements to discourage potential acquirors of Big B from efforts to minimize the value available to Big B's shareholders through litigation pressure or other tactics. If you are sincere in your repeatedly stated desire to work constructively with Big B, I encourage you to join the other interested parties who are proceeding consistent with this objective and promptly execute a confidentiality agreement on terms that Big B can accept. Provided that a suitable agreement can be reached, I and the other members of the Big B Board of Directors would welcome Revco's active participation in the process.

          In response to the specifics of your proposed confidentiality agreement, let me begin by noting that a number of other potentially interested parties have executed confidentiality agreements providing for the same standstill restrictions that were included in the proposed form of confidentiality agreement that I sent to you on September 23 and that no party other than Revco has advised Big B that it will not execute a confidentiality agreement because of reservations concerning such standstill provisions. We believe that the responses from these parties, each of whom has expressed an interest in developing an acquisition proposal for Big B and is mindful that others are doing the same, clearly demonstrate that the standstill restrictions as proposed are entirely reasonable.

          Even though what we have proposed has been found to be reasonable by all of the others, Big B would still prefer to reach a mutually acceptable confidentiality agreement with Revco. In the interests of doing so, I am enclosing a revised form of confidentiality agreement that Big B is prepared to execute with Revco and which I believe appropriately balances Big B's and Revco's interests. In order to preserve the level playing field for Revco and the other interested parties that we have sought to maintain, we will be communicating with each of the other parties with whom we have executed confidentiality agreements to offer to revise their agreements in accordance with the revised form being provided to you, whether or not we reach agreement with you.

          Although the revised form of confidentiality agreement is self-explanatory, several points deserve emphasis:

          - We have retained the proposed December 15, 1996 termination date previously discussed with your counsel rather than your November 15 proposal. The preliminary results of the process Big B has undertaken has confirmed us in our initial judgment that the additional time may be necessary for certain parties to formulate their best proposals. We have, however, sought to address your other expressed concerns by providing for an earlier termination in the event that Big B enters into a definitive and binding agreement to be acquired or takes certain other specified actions.

          - We continue to believe that pursuit by Revco of rights plan litigation at this juncture is clearly premature and would be inimical to the process under which Big B is seeking to develop and consider in an orderly manner alternative proposals. We have accordingly proposed that such litigation be stayed by both parties at this time but have agreed that it could be pursued once the termination date occurs.

          - We remain unwilling to include several Big B covenants proposed by you because we believe that they would generally have the effect of inappropriately restricting the Big B Board of Directors' ability to comply with their fiduciary responsibilities while potentially chilling interest on the part of other parties. We have, however, sought to address your stated concerns that Big B not take certain kinds of actions while Revco's actions are restricted by accelerating the termination date under the circumstances described above. In any event, neither the revised confidentiality agreement nor the original proposed form of confidentiality agreement would restrict Revco's ability to seek judicial redress (other than concerning the rights plan as described above) at any time for actions which are taken by Big B or the Big B Board of Directors and which Revco believes violates its legal rights.

          I remain hopeful that you will see the benefits for Revco that an agreement promptly be reached which evidences Revco's willingness to be part of an orderly process and which affords Revco access to Big B's confidential financial information. Whether or not Revco chooses to exclude itself from the confidential information, I assure you that the Big B Board of Directors will continue to act in the best interests of Big B's shareholders and will carefully consider any acquisition proposal that is timely received from Revco or any other party that appropriately reflects Big B's intrinsic value.

                                            Very truly yours,

                                            /s/ Anthony J. Bruno

                                            Anthony J. Bruno
                                            Chairman of the Board and
                                            Chief Executive Officer

     On October 1, 1996, the Company filed in the Federal Court a motion to remand the Rights Action to the State Court. The Federal Court heard arguments with respect to the Company's motion to remand at a hearing held on October 2, 1996 and issued an order denying the motion on October 3, 1996.

     On October 3, 1996, Parent entered into a Confidentiality Agreement with the Company (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, Parent agreed that from October 3, 1996 through the Termination Date (as defined below), neither Parent nor any of Parent's affiliates would, without the prior written consent of the Company: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Commission) whether before or after the formal commencement of any such solicitation, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iii) call, or seek to call, a meeting of the Company's shareholders or execute any written consent or initiate any shareholder proposal for action by shareholders of the Company;
(iv) otherwise act, alone or in concert with others, to seek to acquire control of the Company or influence the Board of Directors of the Company, management or policies of the Company; (v) bring any action, or otherwise act through judicial process, to contest the validity of the Company's shareholder rights plan or to seek the redemption of the Rights; or (vi) induce any other person or entity to do any of the foregoing; provided, however, that the foregoing shall not prevent
(x) any cash tender offer for all outstanding Shares at a price of not less than $15 per Share, and any filings required in connection therewith, (y) any transaction approved by the Board of Directors of the Company or (z) any action or other legal proceeding to enforce the Confidentiality Agreement or any other action or legal proceeding not restricted pursuant to clause (v) above. In furtherance of the agreement set forth in clause (v) above, the Company and Parent agreed to seek a stay of the Rights Action and to take no action to seek a lifting of such stay until the Termination Date. For purposes of the Confidentiality Agreement, "Termination Date" means the earliest to occur of (w) November 30, 1996, (x) the execution by the Company of a definitive and binding agreement providing for the acquisition of the Company, (y) the adoption of any amendment to the Company's existing shareholder rights plan in any manner adverse to Parent or the adoption of any new shareholder rights plan, or (z) any public announcement by the Company of any proposal to amend its Articles (Certificate) of Incorporation.

     On October 14, 1996, officers and representatives of Parent met with Arthur
M. Jones, Sr., President of the Company, and reviewed documents and other information made available by the Company as part of Parent's due diligence investigation of the Company.

     On October 15, 1996, Parent and the Purchaser received a letter from Robinson-Humphrey on behalf of the Company indicating, among other things, that any person interested in acquiring the Company should submit a written bid package, including a proposed form of merger agreement, by 5:00 p.m. on October 25, 1996.

     Prior to 5:00 p.m. on October 25, 1996, Mr. Hoven sent the following letter to the Board of Directors of the Company:

                                                                October 25, 1996

     The Board of Directors
     Big B, Inc.
     In care of Mr. Charlie Shelton
     The Robinson-Humphrey Company, Inc.
     Atlanta Financial Center
     3333 Peachtree Road, NE
     Atlanta, GA 30326

     Dear Sirs:

          We appreciate the opportunity to participate in the process you've established for the sale of Big B, Inc. The due diligence we've done so far, including our conversation with Mac Jones, has been very helpful. In light of what we've learned, we are pleased to present you with the following proposal for the combination of Revco and Big B.

          Revco will increase the cash price for all outstanding Big B shares to $17 per share. The shares will be acquired pursuant to a cash tender offer and a subsequent cash merger in which all shares not tendered pursuant to the tender offer would be acquired for the tender offer price.

          As set forth in the proposed form of merger agreement attached hereto as Annex I, Revco would amend its current all cash tender offer to increase the per share offer price to $17 for all outstanding Big B shares as well as to make the tender offer subject to the terms and conditions of the enclosed form of merger agreement. In addition to the merger agreement, Revco would simultaneously enter into a support agreement substantially in the form attached hereto as Annex II pursuant to which, among other things, the directors, executive officers and certain trusts related thereto would agree to tender their shares to Revco.

          Revco believes that this proposal would provide full and superior value to your shareholders. In addition, for the reasons outlined below, a transaction between Revco and Big B would be consummated more quickly than a transaction with any other potential acquiror.

          In reviewing our proposal, please note:

          - Revco's offer is an all cash offer that is, therefore, not subject to any valuation uncertainty.

          - Revco's offer is not conditioned on its ability to secure financing, and Revco has enough capacity under its current credit facility to consummate the transactions contemplated hereby (including refinancing of Big B's debt). You already have a copy of Revco's bank credit agreement.

          - As you know, Revco has already cleared the Hart-Scott-Rodino antitrust waiting period. Revco does not foresee any other regulatory impediments to a speedy consummation of a transaction.

          - This proposal has been approved by Revco's Board of Directors. The only third party approvals necessary in order to consummate the transactions contemplated hereby are (i) if necessary, the approval of the second-step merger by the shareholders of Big B and (ii) any approvals applicable to Big B as described in the disclosure letter to the merger agreement.

          - Revco believes that its acquisition of Big B can be consummated very quickly. Because Revco's offer is not subject to financing or regulatory contingencies, Revco's amended tender offer can be completed in 10 business days following adequate dissemination of our price increase. The time necessary to consummate the second-step merger would depend upon whether Revco could benefit from Alabama's short-form merger statute, but in any event would be limited to the time necessary to satisfy applicable statutory notice provisions and, if necessary, to hold a shareholders meeting.

          - Revco is prepared to sign and deliver the form of agreements attached hereto upon satisfactory completion by Big B of the necessary disclosure letter and the provision of information necessary to fill in the blanks.

          - Attached to this letter as Annex III is a working party list that contains information for contacting members of our team. Georges Azzam of Salomon Brothers Inc will be available to discuss financial issues. Richard Hall of Cravath, Swaine & Moore and Jack Staph of Revco are our principal legal contacts. Feel free to contact either of them or any member of our team at any time with any questions or comments.

          This proposal will remain open until midnight on Sunday, October 27, 1996, unless definitive agreements are entered into by Revco, Big B and the shareholders of Big B referred to above prior to that time. No contract or agreement relating to the matters described in this proposal will be deemed to exist between Revco and Big B or any of its shareholders unless and until definitive written agreements have been signed and delivered by Revco, Big B and such shareholders. To that end, we would appreciate hearing from you as early as possible so we can coordinate our discussions as quickly as possible.

          I look forward to completion of a successful transaction.

                                            Very truly yours,

                                            /s/ D. Dwayne Hoven

                                            D. Dwayne Hoven
                                            President and Chief Executive
                                            Officer
                                            Revco D.S., Inc.

     On October 26 and 27, 1996, negotiations took place between representatives of Parent and the Company concerning the price and other terms of Parent's revised proposal. In the course of such negotiations, Parent increased its proposed price to $17.25 per Share. On October 27, 1996 the Board of Directors of the Company unanimously duly adopted the Merger Agreement, including the Plan of Merger contained therein, approved the Offer and the Merger, determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company, and recommended that shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer. Following such approval by the Board of Directors of the Company, Parent, the Purchaser and the Company executed and delivered the Merger Agreement and Parent, the Purchaser and the Shareholders executed and delivered the Support Agreement. On October 28, 1996, the Company and Parent jointly issued a press release announcing the execution of such agreements, the increase in the Offer Price to $17.25 per Share and the extension of the Offer to 9:00 a.m. on Friday, November 15, 1996.

7. PURPOSE OF THE OFFER AND THE MERGER; THE OPERATIVE AGREEMENTS

Purpose of the Offer and the Merger

     The purpose of the Offer and the Merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. In the Merger Agreement, the Purchaser and the Company have agreed to effect the Merger in accordance with the provisions of the Merger Agreement as promptly as practicable following expiration of the Offer. In addition, the Purchaser has entered into the Support Agreement wherein certain holders of Shares, who are executive officers and directors of the Company and certain related entities, have agreed, among other things, to vote all Shares then beneficially owned by them in favor of the Merger, if a shareholder vote is required to approve the Merger.

     Set forth below is a summary of the material provisions of the Merger Agreement, a copy of which was filed as Exhibit (c)(7) to Amendment No. 14 (the "14D-1 Amendment") to the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D of the Purchaser and Parent filed with the Commission in connection with the amendment to the Offer (the "Schedule 14D-1"), and the material provisions of the Support Agreement, a copy of which was filed as Exhibit (c)(8) to the 14D-1 Amendment. Such Exhibits should be available for inspection and copies should be obtainable, in the manner set forth in Section 8 of the Offer to Purchase (except that they will not be available at the regional offices of the Commission). The following summary is qualified in its entirety by reference to the Merger Agreement and the Support Agreement.

The Merger Agreement

     The Offer. In the Merger Agreement, the Purchaser has agreed, among other things, to amend the Offer (a) to increase the purchase price offered from $15 per Share to $17.25 per Share and (b) to amend and restate the conditions to the Offer to those set forth in Section 8 of this Supplement. The Merger Agreement provides that, without the consent of the Company, the Purchaser will not (a) reduce the number of Shares sought in the Offer, (b) amend the Offer so that it is at a price less than $17.25 per Share, (c) modify, in any manner adverse to the holders of Shares, or add to the conditions set forth in Section 8 of this Supplement, (d) except as provided in the next sentence, extend the Offer, (e) change the form of consideration payable in the Offer or (f) reduce or waive the Minimum Tender Condition. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, (a) extend the Offer if, at the scheduled expiration date of the Offer, any of the conditions to the Purchaser's obligation to purchase the Shares are not satisfied or waived, until such time as such conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer and (c) extend the Offer for a period of not more than 10 business days beyond November 15, 1996, if on the date of such extension less than 80% of the outstanding Shares on a fully diluted basis have been validly tendered and not properly withdrawn pursuant to the Offer. The Merger Agreement provides that, without limiting the right of the Purchaser to extend the Offer pursuant to the immediately preceding sentence, in the event that (i) the Minimum Tender Condition has not been satisfied or (ii) any condition set forth in paragraph (a) of Section 8 of this Supplement is not satisfied at the scheduled expiration date of the Offer, the Purchaser shall, and Parent shall cause the Purchaser to, extend the expiration date of the Offer in increments of five business days each until the earliest to occur of (x) the satisfaction or waiver of the Minimum Tender Condition and such other condition or Parent reasonably determines that any condition to the Offer is not capable of being satisfied on or prior to December 24, 1996, (y) the termination of the Merger Agreement in accordance with its terms and (z) December 24, 1996; provided, however, that if any person or group (within the meaning of Section 13(d)(3) of the Exchange Act) has publicly made a Takeover Proposal (as defined below) or disclosed in writing its intention to make a Takeover Proposal, the Purchaser shall not be required pursuant to this sentence to extend the Offer for more than 20 calendar days beyond the date on which such Takeover Proposal was publicly announced or such intention was disclosed, if at the end of such 20 calendar day period such Takeover Proposal shall not have then been withdrawn and the Minimum Tender Condition shall not then have been satisfied.

     The Merger. The Merger Agreement provides that, following the satisfaction or waiver of the conditions set forth therein, either, at Parent's election, the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation"), or the Company will be merged with and into the Purchaser, with the Purchaser continuing as the Surviving Corporation, and in either event, each then outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, the Purchaser or any other subsidiary of Parent or of the Company, or Shares held by shareholders who properly exercise their dissenters' rights under Alabama law) will be converted into the right to receive $17.25 per Share in cash, without interest.

     For a description of certain dissenters' rights available to shareholders upon consummation of the Offer, see Section 12 of the Offer to Purchase.

     Representations and Warranties. The Merger Agreement contains representations and warranties by the Company with respect to, among other things, its organization, its capitalization, its authority to enter into the Merger Agreement, its filings with the Commission and its financial statements, the absence of certain changes in its business, the information supplied by the Company in connection with the Offer, the Company's employee benefit plans and other compensation arrangements, the absence of certain litigation with respect to the Company, compliance by the Company with applicable law, the inapplicability of the Rights Agreement to the Offer and the

Merger, tax matters relating to the Company, certain facts and the absence of certain provisions of the articles of incorporation and By-laws of the Company's subsidiaries related to certain state anti-takeover statutes and real property matters.

     The Merger Agreement also contains representations and warranties by Parent and the Purchaser with respect to, among other things, their organization, their authority to enter into the Operative Agreements, the information supplied by them in connection with the Offer, their ability to finance the purchase of the Shares and the absence of certain litigation with respect to Parent.

     Covenants of the Company. In the Merger Agreement, the Company has agreed that, among other things, during the period from the date of the Merger Agreement until the time the Merger is effective, (a) the Company and its subsidiaries will carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted through the date of the Merger Agreement and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that their goodwill and ongoing businesses is unimpaired at the effectiveness of the Merger, and (b) the Company will not, and will not permit any of its subsidiaries to: (i)(x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital shares, other than dividends and distributions by any direct or indirect wholly owned subsidiary of the Company to its parent (except for regular quarterly dividends on the Shares declared and paid at times consistent with past practice in an amount not in excess of $0.05 per Share per quarter), (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or (z) repurchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire such shares or other securities;
(ii) issue, deliver, sell, pledge or otherwise encumber any capital shares, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (x) the issuance of Shares upon the exercise of Employee Options (as defined below) outstanding on the date of the Merger Agreement in accordance with their present terms and (y) the issuance of Shares upon conversion of the Convertible Debentures); (iii) amend its Articles (Certificate) of Incorporation, By-laws or other comparable charter or organizational documents; (iv) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (y) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice or in the fulfillment of contracts in existence on date of the Merger Agreement and copies of which have been made available to Parent; (v) sell, lease, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its material properties or assets, except sales of inventory in the ordinary course of business consistent with past practice; (vi) (y) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (z) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company; (vii) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $500,000 or, in the aggregate, are in excess of $5 million; (viii) make any tax election or settle or compromise any income tax liability; (ix) except for certain items previously disclosed to Parent, grant to any executive officer any increase in compensation or in severance or termination pay, except in each case as was required under employment agreements in effect as of the date of the Merger Agreement, or enter into any employment, severance or termination agreement with any executive officer; (x) adopt or implement any change in accounting methods, principles or practices materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles; (xi) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment required pursuant to an order of a court of competent jurisdiction and the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the documents filed with the Commission and publicly available prior to the date of the Merger Agreement, or incurred in the ordinary course of business consistent with past practice, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; or (xii) authorize any of, or commit or agree to take any of, the foregoing actions.

     In addition to the foregoing, the Company has agreed in the Merger Agreement that it will not take any action, or permit any of its subsidiaries to take any action, that would, or could reasonably be expected to, result in (a) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (b) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (c) except as permitted pursuant to the provision described below under "Prohibition on Solicitation", any of the conditions to the Offer set forth in Section 8 to this Supplement or any of the conditions to the Merger set forth in the Merger Agreement not being satisfied.

     Prohibition on Solicitation. Pursuant to the Merger Agreement, the Company has agreed that the Company and its officers, directors, employees, representatives and agents shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal. In addition, the Company shall not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative or advisor retained by it or any of its subsidiaries to (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that, in the event that prior to the acceptance for payment of Shares pursuant to the Offer an unsolicited Takeover Proposal is made and the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may deliver a written notice to that effect promptly to Parent and thereafter, subject to compliance with the provisions described in the second succeeding paragraph, (x) furnish, pursuant to a confidentiality agreement that is not less favorable to the Company than the Confidentiality Agreement, information with respect to the Company to the person making such unsolicited Takeover Proposal and (y) participate in discussions or negotiations regarding such Takeover Proposal. Without limiting the foregoing, the Merger Agreement provides that any violation of the restrictions set forth in the preceding sentence by any director or employee of the Company or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other advisor, representative or agent of the Company or any of its subsidiaries, whether or not such person is purporting to act on behalf of the Company or any of its subsidiaries or otherwise, shall be deemed to be a breach of the provisions described in this paragraph by the Company. For purposes of the Merger Agreement, "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase in any manner of a substantial amount of assets of the Company and subsidiaries (taken as a whole) or an interest in any substantial amount of voting securities of the Company or any Significant Subsidiary (as defined in the Merger Agreement), any tender offer or exchange offer that if consummated would result in any person beneficially owning any voting securities of the Company or Significant Subsidiary (as defined in the Merger Agreement), any merger, consolidation, business combination, sale of all or substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Operative Agreements, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent or the Purchaser of the transactions contemplated by the Operative Agreements.

     The Merger Agreement also provides that neither the Board of Directors of the Company nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Sub, the adoption, approval or recommendation by such Board of Directors or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or take any action, or make any determination, under the Rights Agreement to facilitate any Takeover Proposal or
(iii) cause or permit the Company to enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Board of Directors of the Company may withdraw or modify its adoption, approval or recommendation of the Offer, the Merger Agreement and the Merger at any time following Parent's receipt of written notice (a "Notice of Superior Proposal") advising Parent that the Board of Directors of the Company has received a Superior Proposal and identifying the person making such Superior Proposal. For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide Takeover Proposal for all outstanding Shares on terms that the Board of Directors of the Company determines in its good faith judgment (based on the written opinion of Robinson-Humphrey or another financial advisor of nationally recognized reputation, which opinion takes into account all the terms and conditions of the Takeover Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation) are not more favorable to the person or persons making such Takeover Proposal and provide greater present value to all the Company's shareholders, in each case, than the Merger Agreement, the Offer and the Merger taken as a whole.

     In addition to the obligations of the Company described in the two preceding paragraphs, the Merger Agreement provides that the Company shall immediately advise Parent orally and in writing of any request for information or of any Takeover Proposal, or of any inquiry with respect to or which could lead to any Takeover Proposal and the material terms and conditions of such request, Takeover Proposal or of inquiry and the identity of the person making such request, Takeover Proposal or inquiry. The Company shall keep Parent fully informed of the status and material terms (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

     The Merger Agreement provides that nothing described in the preceding three paragraphs prohibits the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if the Board of Directors of the Company determines in good faith, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by the provisions described in the second preceding paragraph, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer, the Merger Agreement or the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

     Shareholder Approval; Preparation of Proxy Statement. The Merger Agreement provides that if shareholder approval of the Merger Agreement is required by law, the Company, shall, at Parent's request, as soon as practicable following the expiration of the Offer, duly call, give notice of, convene and hold a meeting of its shareholders (the "Shareholders Meeting") for the purpose of approving the Merger Agreement and the Merger. The Merger Agreement also provides that the Company shall, through its Board of Directors, recommend to its shareholders approval of the Merger Agreement, including the Plan of Merger contained therein, and the transactions contemplated by the Operative Agreements, except to the extent that the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of the Offer, the Merger Agreement or the Merger as permitted by the provisions described in the second paragraph under "Prohibition on Solicitation" above. Further, the Company agreed that its obligations described in the first sentence of this paragraph would not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or (ii) the withdrawal or modification by the Board of Directors of the Company of its approval or recommendation of the Offer, the Merger Agreement or the Merger. The Merger Agreement also provides that, if requested by Parent, the Company shall from time to time postpone or adjourn the Shareholders Meeting to allow Parent and the Company additional time to seek proxies in favor of approval of the Merger Agreement and the transactions contemplated by the Operative Agreements.

     The Merger Agreement provides that if shareholder approval of the Merger Agreement is required by law, the Company shall at Parent's request, as soon as practicable following the expiration of the Offer, prepare and file a preliminary Proxy Statement with the Commission and shall use its best efforts to respond to any comments of the Commission or its staff and to cause the Proxy Statement to be mailed to the Company's shareholders as promptly as practicable after such filing. The Merger Agreement provides that the Company shall notify Parent promptly of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. The Merger Agreement provides that if at any time prior to the approval of the Merger Agreement by the Company's shareholders there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its shareholders such an amendment or supplement. The Merger Agreement provides that the Company shall not mail any Proxy Statement, or any amendment or supplement thereto, to which Parent reasonably objects. The Merger Agreement provides that Parent shall cause all Shares purchased pursuant to the Offer and all other Shares owned by the Purchaser or any other subsidiary of Parent to be voted in favor of the approval of the Merger Agreement.

     Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date of the Merger Agreement to the effectiveness of the Merger, subject to the appropriate provisions of confidentiality agreements applicable to the Company, the Company shall, and shall cause each of its subsidiaries to, afford to Parent, and to Parent's officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the effectiveness of the Merger to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its subsidiaries to, furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request.

     The Merger Agreement provides that except as required by law, Parent shall hold, and shall cause its officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence until such time as such information otherwise becomes publicly available (otherwise than through the wrongful act of any such person) and shall use its best efforts to ensure that such persons do not disclose such information to others without the prior written consent of the Company. The Merger Agreement provides that in the event of termination of the Merger Agreement for any reason, Parent shall promptly return or destroy all documents containing nonpublic information so obtained from the Company or any of its subsidiaries and any copies made of such documents. The Merger Agreement provides that the Company or its representatives have requested the return or destruction of confidential information of the Company provided by the Company or its representatives from each of the parties that executed confidentiality or standstill agreements following public announcement of the existing Offer and the Company agreed not to waive, amend or modify any provision of any such agreement without prior written consent of Parent.

     Best Efforts; Notification. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, unless, to the extent permitted by the provisions described in the second paragraph under "Prohibition on Solicitation" above, the Board of Directors of the Company approves or recommends a Superior Proposal, each of the parties agreed to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger, and the other transactions contemplated by the Operative Agreements, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities (as defined in the Merger Agreement) and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging any Operative Agreement or the consummation of any of the transactions contemplated by the Operative Agreements, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Operative Agreements. The Merger Agreement provides that in connection with and without limiting the foregoing, the Company and its Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, any Operative Agreement or any of the other transactions contemplated by the Operative Agreements and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Offer, the Merger, any Operative Agreement or any other transaction contemplated by any Operative Agreement, take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated by the Operative Agreements may be consummated as promptly as practicable on the terms contemplated by the Operative Agreements and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions contemplated by the Operative Agreements. The Merger Agreement provides that notwithstanding the foregoing, the Board of Directors of the Company shall not be prohibited from taking any action permitted by the provisions described in the second paragraph under "Prohibition on Solicitation" above.

     The Merger Agreement provides that the Company shall give prompt notice to Parent, and Parent or the Purchaser shall give prompt notice to the Company, of
(i) any representation or warranty made by it contained in the Merger Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

     The Rights Agreement. The Company has agreed in the Merger Agreement that, at the request of Parent upon five business days' prior notice, the Board of Directors of the Company shall redeem the Rights prior to the effectiveness of the Merger. The Company has also represented, among other things, that it has taken or will take all necessary action to (i) render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Operative Agreements, and (ii) ensure that a Distribution Date does not occur by reason of the announcement or consummation of the Offer, the Merger or any of the other transactions contemplated by the Operative Agreements. The Merger Agreement provides that except with the prior written consent of Parent, the Board of Directors of the Company shall not (i) amend the Rights Agreement or (ii) take any action with respect to, or make any determination under, the Rights Agreement, in each case that could have the effect of rendering the Rights applicable to the Offer, the Merger Agreement or any of the other transactions contemplated by the Operative Agreements, including any amendment or supplement to the Offer that includes a cash Offer Price that is not less than $17.25 per Share for all Shares.

     Board of Directors; Corporate Governance. The Merger Agreement provides that, upon the Purchaser's acceptance for payment and payment for, Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the Board of Directors of the Company as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act and the ABCA, a majority of such directors. The Merger Agreement further provides that, notwithstanding the foregoing, until the effectiveness of the Merger, the Company shall have on the Board of Directors of the Company at least three directors who were directors of the Company as of the date of the Merger Agreement. Subject to applicable law, the Company has agreed to take all action necessary to effect the election of the Purchaser's designees to the Board of Directors and in connection therewith, the Company will promptly, at the option of Parent, either increase the size of the Board of Directors of the Company and/or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser designees to the Board of Directors and in connection therewith, the Company will promptly, at the option of Parent, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected to the Board of Directors of the Company as provided above.

     Treatment of Stock Options; Certain Employee Benefits. Pursuant to the Merger Agreement (a) as soon as practicable following the date of the Merger Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Stock Plans (as defined below)) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding employee stock options to purchase Shares ("Employee Options") and all outstanding stock appreciation rights ("SARs") heretofore granted under any stock option or stock appreciation rights plan, program or arrangement of the Company (collectively, the "Stock Plans") to provide that each vested and unvested Employee Option (and any SAR related thereto) outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer shall be cancelled in exchange for a cash payment by the Company immediately prior to the effectiveness of the Merger of an amount equal to (i) the excess, if any, of (x) the Offer Price over (y) the exercise price per Share subject to such Employee Option, multiplied by (ii) the number of Shares for which such Employee Option shall not theretofore have been exercised (the "Option Consideration").

     The Merger Agreement provides that the Stock Plans shall terminate as of the effectiveness of the Merger, and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the effectiveness of the Merger, and the Company shall ensure that following the effectiveness of the Merger no holder of an Employee Option or SAR or any participant in any Stock Plan or other Benefit Plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

     Except as provided in the provisions in the immediately preceding paragraph, the Merger Agreement provides that Parent shall cause the Surviving Corporation to maintain for a period of one year after the effectiveness of the Merger the Benefit Plans of the Company and its subsidiaries in effect on the date of the Merger Agreement or to provide benefits for such period to employees of the Company and its subsidiaries that are not materially less favorable in the aggregate to such employees than those in effect on the date of the Merger Agreement.

     In the Merger Agreement, Parent agrees to cause the Surviving Corporation to honor all severance policies and agreements, deferred compensation agreements, employment agreements and death benefit agreements with the Company's officers and employees disclosed to Parent, including certain proposed additional agreements and modifications disclosed to Parent; provided, however, that in no event shall the liability of the Surviving Corporation for severance, post-termination health and other benefits, deferred compensation and acceleration or non-vested stock options under all such policies and agreements exceed $12.5 million. Parent also acknowledges in the Merger Agreement that the transactions contemplated by the Operative Agreements will constitute a change of control for purposes of the agreements described in the preceding sentence.

     Parent acknowledges in the Merger Agreement that, in connection with the Company's annual bonus plan for the fiscal year ending February 1, 1997, (i) the Company shall be deemed to have achieved all targets under such plan and (ii) any employee of the Company whose employment with the Company is terminated by the Company (other than termination for dishonesty or violation of Company policy) or who terminates his or her employment with the prior written consent of the Company following consummation of the Offer and prior to February 1, 1997, shall upon termination be fully vested under such plan for fiscal year 1997; provided, however, that the liability of the Company under such plan shall be $1,060,000 less any amounts attributable to employees who terminate their employment prior to February 1, 1997, without the prior written consent of Parent or whose employment with the Company is terminated prior to such date for dishonesty or violation of Company policy.

     Parent acknowledges in the Merger Agreement that, in connection with the Company's profit sharing plan for the fiscal year ending February 1, 1997, the Company shall make a discretionary contribution for such fiscal year in an aggregate amount of $3,100,000.

     Indemnification and Insurance. In the Merger Agreement, Parent and the Purchaser have agreed that all rights to indemnification for acts or omissions occurring prior to the effectiveness of the Merger that are in existence as of the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective Articles or Certificates of Incorporation or By-laws or contractual arrangements or as otherwise provided by applicable law shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the effectiveness of the Merger. Pursuant to the Merger Agreement, Parent will, for a period of six years from the effectiveness of the Merger maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy except that, to the extent that such coverage is not obtainable at less than or equal to 225% of the current per annum cost (such 225% amount, the "Maximum Premium"), Parent will be obligated to use its reasonable efforts to purchase only so much coverage as may then be obtained for such amount. The Company represented in the Merger Agreement to Parent that the Maximum Premium is $315,000.

     Conditions to Merger. The Merger Agreement provides that the respective obligations of each party to the Merger Agreement to effect the Merger shall be subject to the satisfaction, prior to the closing of the transactions contemplated by the Merger Agreement, to the following conditions: (a) if required by applicable law, the Merger Agreement, and the appropriate Plan of Merger contained therein, and the transactions contemplated thereby shall have been approved by the affirmative vote of the shareholders of the Company; and (b) no temporary restraining order, preliminary or permanent injunctive or other order issued by any court of competent jurisdiction or other legal restraint or prohibition arising under the authority of any Governmental Entity preventing the consummation of the Merger shall be in effect. The Merger Agreement provides that the obligation of Parent and Purchaser to effect the Merger are further subject to the condition that there shall not be pending any suit, action or proceeding by any Governmental Entity that has a substantial likelihood of success (other than any suit, action or proceeding pending on the date of consummation of the Offer) (i) challenging the acquisition by Parent or the Purchaser of any Shares, seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by any Operative Agreement, or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole,
(ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Merger or any of the other transactions contemplated by any Operative Agreement, (iii) seeking to impose limitations on the ability of Parent or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, including, without limitation, the right to vote the Common Stock purchased by it on all matters properly presented to the shareholders of the Company or (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or its subsidiaries. For a description of the conditions to the Offer, see Section 8 of this Supplement.

     Termination. The Merger Agreement provides that it may be terminated at any time prior to the effectiveness of the Merger, whether before or after approval of matters presented in connection with the Merger by the shareholders of the
Company: (a) by mutual written consent of Parent and the Company; (b) by either Parent or the Company: (i) if, upon a vote at a duly held Shareholders Meeting or any adjournment thereof at which Parent voted all Shares beneficially owned by it in accordance with the Merger Agreement, any required approval of the Shareholders of the Company shall not have been obtained; provided, however, that the Company shall not have the right to terminate the Merger Agreement pursuant this clause (i) if (A) any Shares beneficially owned on the date of the Merger Agreement by any Shareholder party to the Support Agreement that are not purchased pursuant to the Offer are not voted in favor of the Merger and such approval would have been obtained had all such Shares been so voted or (B) the Company is in violation of any of the provisions above under "Prohibition on Solicitation", "Shareholder Approval; Preparation of Proxy Statement" or "Best Efforts; Notification"; (ii) if, as the result of the failure of any of the conditions set forth in Section 8 of this Supplement, the Offer shall have terminated or expired in accordance with its terms without the Purchaser having purchased any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to the provisions described in this clause (ii) shall not be available to any party whose failure to fulfill any of its obligations under, or breach of any provisions of, any Operative Agreement results in the failure of any such condition; or (iii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by the Company if
(i) the Company shall have given Parent a Notice of Superior Proposal with respect to a Takeover Proposal, (ii) at least five business days later, the Board of Directors of the Company shall have determined in good faith (based on the written opinion of Robinson-Humphrey or another financial advisor of nationally recognized reputation, which opinion takes into account all the terms of such Takeover Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation) that the terms of such Takeover Proposal are not more favorable to the person or persons making such Takeover Proposal and provide greater present value to all the Company's shareholders, in each case, than the Merger

Agreement, the Offer and the Merger taken as a whole in light of any improved terms proposed by Parent or the Purchaser prior to the expiration of such five business day period and (iii) the Company has paid to Parent the Termination Fee as described in "Fees and Expenses" below; or (d) by Parent if it shall have received a Notice of Superior Proposal pursuant to the provisions described in the second paragraph under "Prohibition on Solicitation" above.

     Fees and Expenses. The Merger Agreement provides that, except as provided in the following paragraph, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Operative Agreements will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

     Under the Merger Agreement, the Company will pay to Parent upon demand in cash a fee of $15 million (the "Termination Fee"), payable in same day funds, if: (i) the Merger Agreement is terminated pursuant to the provisions described in clause (b)(ii) under "Termination" above as a result of the failure of any condition described in paragraph (d) (other than clause (ii)(A) thereof), (e) or
(f) of Section 8 of this Supplement; (ii)(v) after the date of the Merger Agreement, any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) publicly makes a Takeover Proposal or amends a Takeover Proposal made prior to the date of the Merger Agreement, or discloses its intention to do either of the foregoing, in any case (A) at an all-cash price in excess of $17.25 per Share or (B) for non-cash consideration or a combination of cash and non-cash consideration, (w) the Offer remains open for the period contemplated by Section 1 of this Supplement, (x) the Minimum Tender Condition (as defined in
Section 8 of this Supplement) is not satisfied at such expiration date, (y) the Merger Agreement is thereafter terminated pursuant to the provisions described in clause (b)(ii) under "Termination" above, and (z) either (A) the Board of Directors of the Company, within five business days of being requested to do so by Parent, failed to both reaffirm its recommendation of the Offer and the Merger and recommend rejection of such Takeover Proposal on the grounds that it is not in the best interests of the Company and its shareholders (such request having been made following the making of such Takeover Proposal, such amendment or such public disclosure and at least five business days prior to expiration of the Offer) or (B) within twelve months after such termination the Company enters into a definitive agreement providing for a Takeover Proposal or a Takeover Proposal is consummated; or (iii) the Merger Agreement is terminated pursuant to the provisions described in clause (c) under "Termination" above. The Merger Agreement provides that if it is terminated as a result of a wilful and material breach of the Merger Agreement by Parent or the Purchaser, Parent shall pay the Company in cash, payable in same day funds, $5 million (the "Expenses") in lieu of reimbursement of the Company for all fees and expenses incurred or paid by or on behalf of it or any of its affiliates in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Operative Agreements. The Merger Agreement provides that if it is terminated pursuant to the provisions described in clause (b) (ii) under "Termination" above as a result of the failure of the Minimum Tender Condition (except under circumstances described in clause (ii) of the first sentence of this paragraph) or pursuant to the provisions described in clause (d) under "Termination" above, the Company shall pay Parent in cash, payable in same day funds, the Expenses. The Merger Agreement further provides that any amount paid by the Company pursuant to the immediately preceding sentence shall be a credit against any amounts subsequently due from the Company pursuant to clause (ii) of the first sentence of this paragraph.

     Litigation. The Merger Agreement provides that Parent and the Company shall promptly enter into stipulations dismissing without prejudice all litigation currently pending between them or their respective affiliates and representatives, or commenced by or on behalf of any of them in connection with the Offer, and promptly to cause such stipulations to be filed in connection with such litigation. The Merger Agreement provides that each such stipulation shall provide that the relevant litigation shall be deemed to be dismissed with prejudice from and after the effectiveness of the Merger. In addition, the Merger Agreement provides that (a) the Company shall not reinstate (or permit its affiliates or representatives to reinstate) any such litigation so long as Parent and the Purchaser are not in material breach of their respective obligations under the Merger Agreement and (b) each of Parent and the Purchaser shall not reinstate (or permit its affiliates or representatives to reinstate) any such litigation so long as the Company is not in material breach of its obligations under the Merger Agreement.

     Amendment. The Merger Agreement provides that it may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, provided, however, that after any approval of the Merger Agreement by the shareholders of the Company, no amendment will be made to the Merger Agreement which by laws requires further approval by such shareholders without such further approval.

The Support Agreement

     Parent and the Purchaser entered into the Support Agreement with Anthony J. Bruno, Arthur M. Jones, Sr., James A. Bruno, Vincent J. Bruno and certain entities associated with Vincent J. Bruno (collectively, the "Shareholders"). Pursuant to the Support Agreement, the Shareholders have agreed that at any meeting of shareholders called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, such Shareholder shall vote (or cause to be voted) all Shares then beneficially owned by such Shareholder in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. The Support Agreement further provides that at any meeting of shareholders or at any adjournment thereof or in any other circumstances upon which such Shareholder's vote, consent or other approval is sought, such Shareholder shall vote (or cause to be voted) all Shares then beneficially owned by such Shareholder against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal, (ii) any amendment of the Company's Articles (Certificate) of Incorporation or By-laws or other proposal or transaction that could impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Parent or the Purchaser of the transactions contemplated by the Merger Agreement and (iii) against any candidate for election to the Board of Directors of the Company not approved by Parent.

     Parent has been advised that the Shareholders currently directly own at least 1,187,486 Shares (the "Subject Shares"), representing approximately 6.3% of the outstanding Shares, and beneficially own an additional approximately 400,000 Shares, representing an additional approximately 1.8% of the outstanding Shares. The Shareholders have also agreed that they will not (i) sell, transfer, pledge assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, the Subject Shares to any person (A) other than the Purchaser or the Purchaser's designee or (B) by operation of law upon the death of such Shareholder or (ii) enter into any voting agreement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal.

     The Support Agreement provides that a Shareholder shall not, nor shall it permit any investment banker, attorney or other advisor or representative of such Shareholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal. In the Support Agreement each Shareholder also grants to the Purchaser, with full power of substitution, a proxy covering all the Subject Shares of such Shareholder to vote such Subject Shares in accordance with the requirements of the Support Agreement. The proxy is coupled with an interest and is irrevocable to the maximum extent permitted by the ABCA. The obligations of the Shareholders under the Support Agreement, including the proxy granted pursuant to the Support Agreement, terminate on the termination of the Merger Agreement; provided, however, that, if any Shareholder fails to comply with its obligations under the Support Agreement to vote (or cause to be voted) all Shares then beneficially owned by such Shareholder in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, the obligations of such Shareholder under the Support Agreement described above shall not terminate until the third anniversary of the date of the Support Agreement.

     Arthur M. Jones, Sr. and James A. Bruno have informed Parent and the Company that they intend to tender their Shares in the Offer. Because of restrictions imposed by Section 16 of the Exchange Act, Anthony J. Bruno, Vincent J. Bruno and certain associated trusts and other entities, holding in the aggregate approximately 11% of the outstanding Shares, have informed Parent that they do not expect to tender their Shares pursuant to the Offer.

8. AMENDED CONDITIONS OF THE OFFER

     Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the Minimum Tender Condition is satisfied through the valid tender prior to the expiration of the Offer of that number of Shares which would represent at least a majority of the Fully Diluted Shares. The term "Fully Diluted Shares" means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities, other than potential dilution attributable to the Rights. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, with the consent of the Company or if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

          (a) there shall be threatened by any Governmental Entity, or there shall be instituted or pending any suit, action, proceeding, application or counterclaim by any Governmental Entity or any other person, or before any court or governmental authority, agency or tribunal, domestic or foreign, in each case that has a substantial likelihood of success, (i) challenging the acquisition by Parent or the Purchaser of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by any Operative Agreement, or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Offer or any of the other transactions contemplated by any Operative Agreement, (iii) seeking to impose limitations on the ability of Parent or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the shareholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or its subsidiaries, or (v) which otherwise is reasonably likely to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), results of operations or prospects of the Company and its subsidiaries taken as a whole;

          (b) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to, (i) Parent, the Company or any of their respective subsidiaries or (ii) the Offer, the Merger or any of the other transactions contemplated by the Operative Agreements, by any Governmental Entity or before any court or governmental authority, agency or tribunal, domestic or foreign, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) there shall have occurred any material adverse change in the Company, or any development that, insofar as reasonably can be foreseen, has resulted in or is reasonably likely to result in a material adverse change in the Company, other than any change arising from general economic or industry conditions.

          (d)(i) it shall have been publicly disclosed or Parent shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
     Act) of more than 50% of the outstanding Shares has been acquired by another person, entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the Commission prior to the date of the Merger Agreement, (ii) the Board of Directors of the Company or any committee thereof shall have (A) withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, (B) approved or recommended any Takeover Proposal or (C) taken any action, or made any determination, under the Rights Agreement to facilitate any Takeover Proposal, (iii) the Company shall have entered into any agreement with respect to any Takeover Proposal or (iv) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

          (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made as of such time;

          (f) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement; or

          (g) the Merger Agreement shall have been terminated in accordance with its terms.

     The foregoing conditions are for the sole benefit of the Purchaser and Parent and, subject to the provisions of the Merger Agreement, may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

9. SHAREHOLDER LITIGATION

     On October 3, 1996, a purported class action entitled Brickell Partners v. Anthony Bruno et al. was filed in the Federal Court. The action claims, among other things, that certain individual directors of the Company as well as the Company itself have unlawfully refused to consider the Offer and have taken improper defensive actions including the adoption of the Rights Agreement and the adoption of certain severance agreements designed to thwart the Offer while at the same time entrenching the Company's current management. The complaint seeks declaratory and injunctive relief and attorneys' fees and experts' fees.

10. MISCELLANEOUS

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by payment by Parent to tendering shareholders or will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     Salomon Brothers Inc is acting as Dealer Manager in connection with the Offer and is providing certain financial advisory services to the Purchaser and Parent in connection with the Offer and the Merger.

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser or Parent not contained herein, in the Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     If Parent elects to cause the Company to be merged with and into the Purchaser without a vote of the shareholders of the Company in accordance with the Merger Agreement, Parent will file a Plan of Merger in the form attached as
Schedule I to this Supplement along with any other required documents with the Secretary of State of the State of Alabama and the Secretary of State of the State of Delaware. Parent is providing the Plan of Merger attached as Schedule I to this Supplement in order to satisfy the notice requirements of Section 11.04 of the ABCA.

     The Purchaser has filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-3 and Rule 13d-1 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, has filed certain amendments thereto and may file additional amendments thereto. Such
Schedule 14D-1 and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 of the Offer to Purchase (except that such material will not be available at the regional offices of the Commission).

                                        RDS Acquisition Inc.

October 29, 1996

                                                                      SCHEDULE I

                                 PLAN OF MERGER

     SECTION 1.01. Constituent Corporations. RDS Acquisition Inc., a Delaware corporation ("Sub"), and Big B. Inc., an Alabama corporation (the "Company"), constitute the constituent corporations of this Plan of Merger.

     SECTION 1.02. The Merger. Upon the terms and subject to the conditions set forth in this Plan of Merger and in accordance with the Delaware General Corporation Law (the "DGCL") and the Alabama Business Corporation Act (the "ABCA"), the Company shall be merged with and into Sub at the Effective Time of the Merger (as defined below). Following a merger pursuant to this Section 1.02 (the "Merger"), the separate corporate existence of the Company shall cease and Sub shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Company in accordance with the DGCL and the ABCA.

     SECTION 1.03. Effective Time. The parties shall file a certificate or articles of merger and other appropriate documents. The Merger shall become effective at such date and time as this Plan of Merger and any other required documents (collectively, the "Certificates of Merger") are duly filed with the Delaware Secretary of State and the Alabama Secretary of State (the time the Merger becomes effective being the "Effective Time of the Merger").

     SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL and Section 11.06 of the ABCA.

     SECTION 1.05. Certificate of Incorporation and By-laws. (a) The Certificate of Incorporation of Sub, as in effect immediately prior to the Effective Time of the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     (b) The By-laws of Sub as in effect at the Effective Time of the Merger shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.06. Directors. The directors of Sub at the Effective Time of the Merger shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     SECTION 1.07. Officers. The officers of the Company at the Effective Time of the Merger shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     SECTION 1.08. Effect on Capital Shares. As of the Effective Time of the Merger, by virtue of the Merger and without any action on the part of the holder of any shares of Common Stock, par value $0.001 per share, of the Company (the "Common Stock"; the Common Stock and the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of September 23, 1996, as amended, being hereinafter collectively referred to as the "Shares") or any shares of capital stock of Sub:

          (a) Capital Stock of Sub. Each issued and outstanding share of the capital stock of Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

          (b) Cancellation of Treasury Shares and Parent Owned Shares. Each Share that is owned by the Company or by any subsidiary of the Company and each Share that is owned by Revco D.S., Inc., a Delaware corporation ("Parent"), Sub or any other subsidiary of Parent (together, in each case, with the associated Right) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (c) Conversion of Shares. Subject to Section 1.08(d), each issued and outstanding Share (other than Shares to be cancelled in accordance with Section 1.08(b)) together with the associated Right shall be converted into the right to receive from the Surviving Corporation in cash, without interest, $17.25 (the "Merger Consideration"). As of the Effective Time of the Merger, all such Shares (and the associated Rights) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Shares (and the associated Rights) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

          (d) Shares of Dissenting Shareholders. Notwithstanding anything in this Plan of Merger to the contrary, any issued and outstanding Shares held by persons who object to the Merger and comply with all the provisions of Alabama law concerning the right of holders of Shares to dissent from the Merger and obtain payment of the fair value of their Shares ("Dissenting Shareholders") shall not be converted as described in Section 1.08(c) but shall become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the laws of the State of Alabama; provided, however, that the Shares (together with the associated Rights) outstanding immediately prior to the Effective Time of the Merger and held by a Dissenting Shareholder who shall, after the Effective Time of the Merger, withdraw his demand for appraisal or lose his right of appraisal, in either case pursuant to the ABCA, shall be deemed to be converted as of the Effective Time of the Merger into the right to receive the Merger Consideration.

     SECTION 1.09  Exchange of Certificates. (a) Paying Agent. [          ] is
the paying agent (the "Paying Agent") for the payment of the Merger Consideration upon surrender of certificates representing Shares.

     (b) Parent to Provide Funds. Parent shall take all steps necessary to enable and cause the Surviving Corporation to provide to the Paying Agent, on a timely basis, as and when needed after the Effective Time of the Merger, funds necessary to pay for the Shares pursuant to Section 1.08.

     (c) Exchange Procedure. As soon as reasonably practicable after the Effective Time of the Merger, the Paying Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time of the Merger represented outstanding Shares (the "Certificates") whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 1.08, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by the Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 1.08, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.09, each Certificate shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the amount of cash, without interest, into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 1.08. No interest shall be paid or shall accrue on the cash payable upon the surrender of any Certificate.

     (d) No Further Ownership Rights in Common Stock. All cash paid upon the surrender of Certificates in accordance with the terms of this Plan of Merger shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Plan of Merger.

     (e) No Liability. None of Parent, Sub, the Company or the Paying Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to five years after the Effective Time of the Merger (or immediately prior to such earlier date on which any payment pursuant to this Plan of Merger would otherwise escheat to or become the property of any governmental authority or agency, domestic or foreign) the payment in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

     Manually signed copies of the Letter of Transmittal (or copies thereof) will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

      By Mail                                             By Hand or Overnight Delivery:
ChaseMellon Shareholder Services, L.L.C.            ChaseMellon Shareholder Services, L.L.C.
Reorganization Department                           Reorganization Department
P.O. Box 798                                        120 Broadway
Midtown Station                                     13th Floor
New York, NY 10018                                  New York, NY 10271

                              By Fax Transmission:
                                 (201) 329-8936
                    For Fax Confirmation Only by Telephone:
                                 (201) 296-4209

                            ------------------------

     Questions and requests for assistance may be directed to the Dealer Manager or the Information Agent at their respective addresses or telephone numbers set forth below. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent or the Dealer Manager as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                                77 Water Street
                               New York, NY 10005
                Bankers and Brokers Call Collect: (212) 269-5550
                         Call Toll Free: (800) 488-8075

                      The Dealer Manager for the Offer is:

                              SALOMON BROTHERS INC

                            Seven World Trade Center
                               New York, NY 10048
                          Call Collect: (212) 783-7292